Brenda McCormick
VP Corporate
Controller
Physical Address: 1101 South 3rd. Street Minneapolis, MN 55415	Mailing Address: PO Box 1461 Minneapolis, MN 55440	T: 612.851.7257 F: 612.851.7411 www.valspar.com

February 25, 2016

Via EDGAR

Mr. John Cash

Accounting Branch Chief

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Valspar Corporation
Form 10-K for the Fiscal Year Ended October 30, 2015
Filed December 18, 2015
Definitive Proxy Statement on Schedule 14A
Filed January 22, 2016
Form 8-K
Filed November 24, 2015
File No. 1-3011

Dear Mr. Cash:

This letter responds on behalf of The Valspar Corporation (the “Company”) to your comment letter to James L. Muehlbauer dated February 11, 2016 with respect to the filings listed above. Included below are your comments and the corresponding responses supplied by the Company.

Form 10-K for the Fiscal Year Ended October 30, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of

Operations, page 13

Results of Operations, page 14

1.	We note your disclosure that one of the primary reasons for the decline in your net sales for fiscal year 2015 was a “a change in product line offering at a key North America customer that took effect in the first quarter of 2015.” In future filings, if the change in a relationship with one of your customers has had a material impact on your revenue, please disclose the name of the customer.

In future filings, if a change in a relationship with one of our customers has a material impact on our revenue, we will disclose the name of the customer. In addition, we amended the specific disclosure noted above by naming the key North America customer, Lowe’s, in our first quarter earnings release included as Exhibit 99.1 to the Form 8-K filed with Securities and Exchange Commission (“SEC”) on February 18, 2016, and we will include the same disclosure in our Form 10-Q for the first quarter of fiscal 2016.

2.	We note disclosures here and in the notes to the financial statements related to restructuring activities that have occurred during each period presented. Please revise future filings to also address the following:
•	More fully discuss the events or facts and circumstances that lead to restructuring activities and update their completion status;
•	Disclose additional expected costs, if applicable;
•	Disclose and discuss the expected effect of restructuring activities on future operating results and cash flows, including when the effects are expected to be realized;
•	In subsequent periods, disclose and discuss the extent to which expected effects were or were not achieved and explain why; and
•	For asset impairments, address how fair value is determined and, if applicable, disclose the remaining carrying values of impaired assets.

Please refer to SAB 5P and ASCs 420, 360 and 820.

In future filings, we will expand our disclosures of material restructuring actions to provide a description of the exit or disposal activity including facts and circumstances leading to the expected activity. Where material, we will also expand our disclosures to quantify the impact restructuring activities have on our operating results and cash flows, including whether the actual results were in line with management’s expectations when the restructuring activities were initiated, and, if applicable, any additional expected costs from such activities. Where material, we will also disclose if the anticipated savings were not achieved as expected or if they were achieved in periods other than as expected, including reasons for the differences and the future effects on operating results and cash flows.

In accordance with ASC 360, we test our long-lived assets for impairment and we determine fair value primarily by obtaining third-party appraisals. In future filings, when material, we will disclose how fair value is determined under the provisions of ASC 820 and the net book value for asset impairments. Finally, upon further review of our tabular disclosure in our Form 10-K filed on December 18, 2015, we determined that for future filings it is better to clarify our description of “Asset Impairments” as “Asset Related Charges,” as this caption includes accelerated depreciation for assets with useful lives that have been shortened as well as asset impairment charges, accounted for in accordance ASC 360.

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Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 11

Performance-Based Restrictive Stock Units (PSUs) for Fiscal 2015-2017, page 19

3.	We note your discussion that disclosing the levels of earnings per share growth are “deemed strategic and commercial sensitive.” Please provide us supplementally with a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for your conclusion that disclosure of these targets will cause you competitive harm. For further guidance on the competitive harm analysis, please see Regulation S-K C&DI 118.04.

The Company acknowledges the Staff’s comment and recognizes the importance of providing appropriate disclosure regarding its performance-based restricted stock units (“PSUs”). In determining what disclosures should be made, we carefully consider the materiality of the disclosures and the competitive harm that might come to the Company (and ultimately to our stockholders) as a result of such disclosures. In this case, for reasons of materiality to investors and competitive harm to the Company, we do not consider it appropriate to disclose the specific three-year earnings per share growth performance targets (“EPS Targets”) for the PSUs for Fiscal 2015-2017, which were set by our compensation committee as part of our long-term incentive compensation (“LTI Compensation”) for fiscal year 2015. We believe this position is supported both by Instruction 4 to Item 402(b) of Regulation S-K and Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations (“C&DI 118.04”).

Materiality Analysis: C&DI 118.04 states that “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions. If performance targets are not material in this context, the company is not required to disclose the performance targets. Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.”

The Company respectfully submits that the EPS Targets do not meet the materiality threshold for the following reasons:

➢	We provide the factors our compensation committee considers when establishing the target value for each named executive’s LTI Compensation (see proxy statement page 18).
➢	We disclose the categories and weighting of each category of our LTI Compensation. The PSUs make up only 35% of the LTI Compensation (one element of our total compensation) for each named executive (see proxy statement page 18).

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➢	We disclose the objectives of the PSUs and the details of the payout percentages if different performance levels are achieved – zero payout for any year in which threshold performance is not achieved; 50% of target value for threshold performance; 100% of target value for target performance; and 250% of target value for maximum performance (see proxy statement page 19).
➢	We disclose the grant date fair value of the target award of the PSUs (assuming target performance) and the grant date fair value of the maximum award that could be earned by each named executive if the maximum performance level of the EPS Targets are achieved (see proxy statement pages 19 and 23).
➢	As required under Item 402, we disclosed that the EPS Targets are intended to be difficult but achievable, requiring strong execution to achieve target level and extraordinary results to achieve levels significantly above target level (see proxy statement page 19).

The extensive information we provide on the PSUs and our LTI Compensation as a whole, balanced against the fact that the PSUs only make up 35% of one element of the total compensation of each named executive, gives investors the information they need to understand and evaluate our PSU awards and our overall executive compensation programs and philosophy. Most importantly, the investor knows the amount that can be earned if the target performance level is achieved and the maximum amount earned if the maximum performance level is achieved. In addition, we disclose that the EPS Targets are intended to be difficult but achievable. Therefore, we respectfully submit that disclosure of the EPS Targets is not material to an investor for an understanding of our compensation committee’s actions or decisions relating to the PSUs or our executive compensation programs and philosophy.

Competitive Harm Analysis: Even if the Staff disagrees with our determination regarding the materiality of the EPS Targets, we nevertheless respectfully submit that the EPS Targets constitute confidential information of the Company, the disclosure of which would result in competitive harm to our business. C&DI 118.04 and Instruction 4 to Item 402(b) of Regulation S-K provide that “registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.” Instruction 4 goes on to state that “[t]he standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) (“FOIA”) and Rule 80(b)(4) (17 CFR 200.80 (b)(4)) thereunder” (“Exemption 4”).

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Exemption 4 protects “trade secrets and commercial or financial information obtained from a person and privileged or confidential” matters from the broad public disclosure requirements of FOIA. For Exemption 4 to apply, each of the following three tests must be satisfied: (A) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (B) such information must be obtained from a person; and (C) such information must be privileged or confidential. Nidler v. Federal Deposit Insurance Corp., 92 F.3d 93, 95 (2nd Cir. 1996).

A.	Commercial or Financial Information.

Information is commercial if it pertains or relates to or deals with commerce. See American Airlines, Inc. v. National Mediation Board, 588 F.2d 863, 870 (2d Cir. 1978). In Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.” We respectfully submit that the EPS Targets in question are indeed commercial information, thereby satisfying the first prong of Exemption 4.

B.	Obtained from a Person.

The term “person” refers to a wide range of entities, including corporations. Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). The EPS Targets, if disclosed, would be obtained from the Company, a Delaware corporation; and, therefore, the second prong of Exemption 4 is satisfied.

C.	Privileged or Confidential Information.

As the federal courts have interpreted Exemption 4 under FOIA, commercial or financial information is “confidential” if it is not of the type usually released to the public and is of the type that, if released to the public, is likely to cause substantial harm to the competitive position of the person from whom the information was obtained. Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871, 879 (D.C. Cir. 1992) (reaffirming National Parks and Conservation Ass’n v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974)), cert. denied, 507 U.S. 984 (1993). Evidence of “actual competition and a likelihood of substantial competitive injury” is sufficient to satisfy the “substantial harm” requirement. CNA Fin. Corp. v. Donovan, 830 F.2d 1132, 1152 (D.C. Cir. 1987). It is not necessary to prove actual competitive harm from the release of information. Gulf & Western Industries, Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir 1979). A discussion of both prongs of the confidentiality test is provided below.

a.      No Release to the Public.

We respectfully submit that the first prong of the confidentiality test is satisfied by reason of the fact that the EPS Targets are not information that we release to the public, and we have not disclosed future performance targets for our incentive-based compensation in the past.

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b.      Substantial Harm.

i.   Actual Competition.

As disclosed in our Form 10-K, we develop, manufacture and distribute a broad range of coatings, paint and related products in the highly competitive coatings and paints business. We face strong competitors in all areas of our business, and some of the competitors are larger than us, and may have more resources to finance acquisitions or internal growth in this competitive environment, and conduct business with large suppliers or large customers in our industry. We believe that disclosure of the EPS Targets would give these competitors additional information about our long-term operations and strategic plans, which they could use to our detriment.

ii.   Likelihood of Substantial Competitive Injury.

We advise the Staff that we have relied on Instruction 4 of Item 402(b) of Regulation S-K in our decision to not disclose the EPS Targets because we believe that these targets constitute confidential commercial information, the disclosure of which would result in substantial competitive harm to our Company. As disclosed in our proxy statement, the EPS Targets are intended to be difficult but achievable, requiring strong execution to achieve target performance levels and extraordinary results to achieve levels significantly above target.

The EPS Targets, as set by our compensation committee, are based on the proprietary, confidential strategic growth plan of our Company. This strategic plan reflects the board’s expectations regarding our financial and operating performance over multiple years if our internal strategic plan is executed, which includes our expectations for potential acquisitions and other expansion.

We believe the disclosure of the EPS Targets would provide competitors with our expectations of our operating and financial performance over the three-year performance period, which would be competitively harmful to us. We believe our competitors would be able to use the EPS Targets and “back into” our strategic growth plan over the next three years by analyzing the EPS Targets against our historical performance.

With that information, competitors will ascertain how we react to performance that was better or worse than our own expectations, including how and when we decide to allocate and distribute our resources; develop new products; enter into acquisitions; vary our pricing strategies; and control costs with suppliers; and thereby, predicting our behavior in the future. Our competitors could then exploit this information to counter our strategic growth plan by shifting their performance tactics or strategic design to compete with us. Competitors may increase marketing focus, devote additional resources to R&D, accelerate new products or seek out new acquisitions or expansion efforts if they can determine our strategic plan and determine we are not on track to meet our three-year expectations. For example, if a competitor determines we are expecting greater earnings in a future year resulting from potential acquisitions, they may hold off on immediate expansion and more actively seek out acquisitions in the future year, which would be competitively harmful to us.

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Further, we believe the disclosure of the EPS Targets could increase the potential for a competitor or other entity to attempt to acquire our Company if they perceive we are not meeting our strategic plan. If a competitor can ascertain our strategic goals and determines we are not likely to meet our expectations in future years, they may take advantage of that vulnerability to engage in an acquisition of our Company on financial terms that are significantly less favorable to our shareholders. Alternatively, it could also put the Company at a disadvantage if we look to acquire a competitor, as the competitor will know our future expectations and may push for financial terms that are less favorable to the Company. Also, a competitor might be in a better position to compete with us for acquisitions, if the competitor can exploit its knowledge of our growth plans to make it appear to be a more attractive acquisition partner.

The disclosure of our EPS Targets would not only provide our competitors with a strategic advantage, it could also affect our negotiations with our suppliers and customers. Our earnings are impacted by a variety of factors including supply costs and product pricing and mix. If our suppliers and customers can ascertain our strategic growth plan and compare it to our historical performance, they could use such information in their negotiations. For example, if a supplier knows our expectations over the next three years, they may increase pricing in line with our expectations.

In addition, while we provide annual guidance on our earning per share (“EPS”) expectations, we do not provide three-year guidance. Providing the EPS Targets for the three-year performance period would not only give competitors information on our longer term expectations and strategic plan, investors, analysts and the media are likely to regard our EPS Targets for the three-year period as a substitute for our annual guidance. The ambitious goals set to incent executives to drive long-term performance are not interchangeable with our annual EPS guidance. Specifically, the EPS Targets are defined three-year growth targets, while our annual guidance is provided as a range that is updated throughout the year.

Finally, knowledge by our competitors of the EPS Targets could also be used when recruiting and/or seeking to attract our executives. If we were required to disclose the specific performance target goals, our competitors would know precisely how the various performance metrics would affect our executives’ overall compensation and could design more attractive compensation packages designed to lure away or distract our executives or other top talent.

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In view of these considerations, we have concluded that disclosure of the EPS Targets would cause substantial competitive harm to our Company by revealing confidential and commercially sensitive information regarding our expectations, objectives and patterns of decision making for financial, operational, product and business performance, and that disclosure of the EPS Targets is not material to an understanding of our compensation policies and decisions and would place us at a significant competitive disadvantage. As a result, we have determined under Instruction 4 of Item 402(b) of Regulation S-K not to disclose the EPS Targets. In lieu of disclosing such targets, we have, in the last paragraph on page 19 of our proxy statement, as required by Instruction 4 of Item 402(b) of Regulation S-K, provided a discussion of how difficult it will be to achieve the EPS Targets.

In consideration of the facts and circumstances discussed above, we respectfully submit that it is appropriate to omit from our proxy statement, disclosure of the EPS Targets while such performance period is ongoing.

Forms 8-K filed on November 24, 2015

4.	In your earnings release and related slide presentation, we note you provide disclosures that you identify as “Net Sales”, “Coating Sales”, and “Paints Sales”, and provide a footnote that indicates these disclosures actually relate to non-GAAP financial measures. Please revise future disclosures related to non-GAAP financial measures to:
•	Not use GAAP terminology when you are refer to non-GAAP financial measures; and

•	If you continue to provide non-GAAP financial measures or percentage changes related to consolidated sales and/or segment sales, include tabular reconciliations to the most directly comparable GAAP measures or percentage changes.

In future filings, we will not use GAAP terminology when we refer to non-GAAP financial measures. In addition, if we provide non-GAAP financial measures or percentage changes related to consolidated sales and/or segment sales in future filings, we will include tabular reconciliations to the most directly comparable GAAP measures or percentage changes.

5.	In narrative disclosures in your earnings release, we note numerous instances where you refer to reconciling items related to your non-GAAP financial measures as “non-recurring”; however, it appears to us that similar reconciling items are included in multiple periods. Please revise future disclosures related to non-GAAP financial measures to not identify reconciling items as “non-recurring” if similar items occur in more than one period.

In future filings, we will not identify reconciling items as “non-recurring” if similar items occur in more than one period.

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In addition, we acknowledge that:

•	we are responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We thank you for your comments on our filing, and we would be happy to discuss any further questions you may have on our responses. You may contact Brenda McCormick at (612) 851-7257, or Brian Senger at (612) 656-1345.

Sincerely,

/s/ Brenda A. McCormick

Brenda A. McCormick

Vice President and Controller (Principal Accounting Officer)

cc:	James L. Muehlbauer, Valspar Executive Vice President and Chief Financial and Administrative Officer
Tim Beastrom, Valspar Deputy General Counsel
Brian Senger, Valspar Securities Law Counsel
Doug Hunter, Partner, Ernst & Young, LLP
Martin Rosenbaum, Partner, Maslon LLP

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